Exhibit 99.1

Aris Mining ANNOUNCES SALE OF JUBY GOLD PROJECT TO MCFARLANE LAKE MINING

Vancouver and Toronto, Canada – July 7, 2025 – Aris Mining Corporation (Aris Mining) (TSX: ARIS; NYSE-A: ARMN) and McFarlane Lake Mining Limited (McFarlane) (CSE: MLM, OTC: MLMLF) are pleased to announce the signing of a definitive asset purchase agreement (the Agreement) for the sale of Aris Mining’s Juby Gold Project and related interests in Ontario, Canada. The total consideration is valued at US$22 million, payable as outlined below.

The Juby Gold Project is an exploration-stage gold project located in the Shining Tree area of Ontario’s Abitibi greenstone belt. The transaction includes Aris Mining’s 100% interest in the Juby Gold Project and its 25% joint venture interest in the adjacent Knight property.

Neil Woodyer, CEO of Aris Mining, commented “The sale of Juby reflects our strategic focus on building a leading gold mining company in Latin America. Juby is a promising exploration property but is non-core to our operations in Colombia and Guyana. We are pleased to see it move into the hands of a dedicated and experienced management team that is well positioned to unlock its potential.”

Mark Trevisiol, CEO and Chairman of McFarlane, added “Our team is very excited to be working with Aris Mining on the acquisition of the Juby Gold asset. The addition of this project to McFarlane’s portfolio will be accretive to our business and ultimately shareholder value. This acquisition transforms our junior gold exploration company into a gold exploration and development company. The team at Aris has been excellent to work with and we look forward to having them as a significant shareholder of McFarlane.”

Under the terms of the Agreement, Aris Mining will receive total consideration of US$22 million, comprised of:

•	US$10 million in cash, payable on closing;
•	common shares of McFarlane, representing the balance of the consideration payable up to a maximum of 19.9% of its post-financing share capital, issued at the price of McFarlane’s concurrent equity financing, and issuable on closing; and
•	an additional payment, if required to reach the total US$22 million purchase price, payable within 12 months of closing in either cash or additional shares (subject to Aris Mining holding in aggregate no more than 19.9% of McFarlane’s share capital), at McFarlane’s option.

Completion of the transaction is conditional on McFarlane raising at least US$10 million in gross proceeds from a concurrent financing and other customary closing conditions, including required regulatory and third-party approvals, with the transaction expected to close within 90 days. Aris Mining will hold a first-ranking security interest over the Juby Gold Project until full payment of the purchase price is received.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the Segovia mill expansion, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in Q3 2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) has been commissioned and its results are also expected in Q3 2025.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

About McFarlane

McFarlane is a gold exploration company focused on the exploration and development of its portfolio of properties, which include, the past producing McMillan and Mongowin gold properties, located 70 km west of Sudbury, Ontario, the past producing West Hawk Lake property located immediately west of the Ontario-Manitoba border, and the High Lake gold property located east of the Ontario-Manitoba border and 8 km from the West Hawk Lake property. McFarlane also owns the Michaud/Munro mineral property situated 115 km east of Timmins along the so-called “Golden Highway”. McFarlane is a “reporting issuer” under applicable securities legislation in the provinces of, British Columbia, Alberta and Ontario.

To learn more, visit: https://mcfarlanelakemining.com/

Additional information on McFarlane can be found by reviewing its profile on SEDAR+ at www.sedarplus.ca.

McFarlane Contact

Mark Trevisiol Chief Executive Officer +1.705.665.5087 info@mcfarlanelakemining.com

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Forward-Looking Information

This news release contains "forward-looking information" or “forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the timeline for the completion of the transaction, the ability of Aris Mining and McFarlane to satisfy or waive closing conditions under the Agreement, including receipt of required regulatory and third-party approvals, the ability of McFarlane to satisfy the financing condition under the Agreement, receipt of any additional payment following completion of the transaction, statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project and statements included in the “About McFarlane” section of this news release are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining and McFarlane to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to the ability to complete the transaction with McFarlane, including receipt of the required regulatory and third-party approvals and completion of McFarlane’s concurrent financing, and those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and with the SEC at www.sec.gov and in McFarlane’s annual information form dated November 27, 2024, which is available on SEDAR+ at www.sedarplus.ca.

Although Aris Mining and McFarlane have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. Aris Mining and McFarlane have and continue to disclose in their Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining and McFarlane disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

3	TSX: ARIS | NYSE-A: ARMN | aris-mining.com